AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to the Nasdaq-100 Index®

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	The Nasdaq-100 Index® (Bloomberg symbol: "NDX")
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts (per Unit)	[$10.70 to $10.80] if called on the first Observation Date, [$11.40 to $11.60] if called on the second Observation Date, [$12.10 to $12.40] if called on the third Observation Date, and [$12.80 to $13.20] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure beyond a 10% decline, with up to 90% of the principal amount at risk
Step Up Value	150% of the Starting Value
Step Up Payment	$5.00 per unit, a 50% return over the principal amount
Threshold Value	90% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take substantial downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If your notes are not called prior to maturity, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 90% of the principal amount.
- If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Because the Market Measure includes equity securities of non-U.S. companies, your return on the notes may be adversely affected by factors affecting international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.



— Note Return at Maturity

.... Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below assume that the notes are not called on any Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left. The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.00	-90.00%
-50.00%	$6.00	-40.00%
-25.00%	$8.50	-15.00%
-20.00%	$9.00	-10.00%
-10.00%[1]	$10.00	0.00%
-5.00%	$10.00	0.00%
0.00%	$15.00 [2]	50.00%
5.00%	$15.00	50.00%
10.00%	$15.00	50.00%
20.00%	$15.00	50.00%
35.00%	$15.00	50.00%
50.00%[3]	$15.00	50.00%
100.00%	$20.00	100.00%

(1) This hypothetical percentage change corresponds to the Threshold Value.
(2) This amount represents the sum of the principal amount and the Step Up Payment of $5.00.
(3) This hypothetical percentage change corresponds to the Step Up Value.